SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Dime Community Bancshares, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

253922-10-8

(CUSIP Number)

N/A
____________________________________________
Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:
☐ Rule 13d-1(b)
☒   Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253922-10-8		13G	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary) The Compensation Committee of Dime Community Bancshares, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Corporation's Compensation Committee organized in New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 71,855
	6	SHARED VOTING POWER 4,306,455
	7	SOLE DISPOSITIVE POWER 71,855
	8	SHARED DISPOSITIVE POWER 4,306,455
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,378,310
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ____
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.01% of 36,456,354 shares of Common Stock outstanding as of December 31, 2006.
12	TYPE OF REPORTING PERSON* 00
*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)

Name of Issuer: Dime Community Bancshares, Inc. ("Company")

Item 1(b)

Address of Issuer's Principal Executive Office:
209 Havemeyer Street
Brooklyn, NY 11211

Item 2(a)

Name of Person Filing: The Compensation Committee of Dime Community Bancshares, Inc.

Item 2(b)

Address of Principal Business Office:
209 Havemeyer Street
Brooklyn, NY 11211

Item 2(c)

Citizenship: U.S.A.

Item 2(d)

Title of Class of Securities:  Common Stock, par value $.01 per share ("Common Stock")

Item 2(e)

CUSIP Number: 253922-10-8

Item 3

This Statement is filed pursuant to Section 240.13d-1(c)

Item 4
Ownership:

The following information with respect to the Committee's ownership of Common Stock is provided as of December 31, 2006. None of the shares set forth below constitute shares the beneficial ownership of which the Committee had the right to acquire within 60 days following such date.

(a)	Amount Beneficially Owned		4,378,310
(b)	Percent of Class		12.01%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote	71,855
	(ii)	shared power to vote or to direct the vote	4,306,455
	(iii)	sole power to dispose or to direct disposition of	71,855
	(iv)	shared power to dispose or to direct disposition of	4,306,455

The Compensation Committee (the "Committee") of Dime Community Bancshares, Inc. serves certain administrative functions for the Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Certain Affiliates (the "ESOP"), an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their beneficiaries. The Committee also serves certain administrative functions for the Recognition and Retention Plan For Outside Directors, Officers and Employees of Dime Community Bancshares, Inc. (the "RRP") and The Dime Savings Bank of Williamsburgh 401(k) Plan ("401(k) Plan"). In addition, the Committee acts as Trustee and possesses voting authority over 71,855 Restricted Stock Awards ("Restricted Stock Awards") granted to certain officers of the Company or Bank under the Dime Community Bancshares, Inc. 2004 Stock Incentive Plan. As of December 31, 2006, the ESOP owns 3,468,055 shares of the Company's common stock, of which 1,983,118 of such shares had been allocated to individual accounts established for participating employees and their beneficiaries, and 1,484,937 of such shares were held, unallocated, for allocation in future years. These shares have also been reported on the Schedule 13G filed by the Employee Stock Ownership of Dime Community Bancshares, Inc. and Certain Affiliates on January 26, 2007. As of December 31, 2006, the RRP owns 303,137 shares of the Company's common stock, none of which have been allocated to individuals. All shares of common stock owned by the ESOP are held by RS Group, Inc., as Trustee, as of December 31, 2006. All shares of common stock owned by the RRP are held by HSBC Bank, as Trustee, as of December 31, 2006. The Committee has the power and authority to direct the Trustee of the ESOP with respect to the investment of the ESOP's assets (including the acquisition or disposition of both allocated and unallocated shares of the Company) in the absence of a tender offer, but has no voting power with respect to any shares. The Committee has the power and authority to direct the Trustee of the RRP with respect to the investment of all assets of the RRP and with respect to the exercise of voting rights, but has assigned voting and tender rights over allocated shares to participating officers and directors. The Committee has the power and authority to direct the Trustee of the RRP with respect to the voting and tender rights over the unallocated shares to reflect the responses given with respect to the allocated shares. With respect to the ESOP, ERISA, in limited circumstances, may confer upon the Trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. As of December 31, 2006, the Company Stock Fund of the 401(k) Plan ("401(k) Plan Company Stock Fund") owns 535,263 of the Company's common stock, all of which are held by Retirement System Group Inc. as Trustee, as of December 31, 2006. The Committee has the power and authority to direct the Trustee of the 401(k) Plan Company Stock Fund with respect to the investment of the Company Stock Fund assets (including the acquisition or disposition of both allocated and unallocated shares of the Company) in the absence of a tender offer, but has no voting power with respect to any shares.

Item 5
Not applicable
Item 6

Ownership of More than Five Percent on Behalf of Another Person:

Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Company, either (i) credited to the respective individual accounts, (ii) distributed to the participating employees and their beneficiaries, or (iii) used to pay principal and interest on outstanding indebtedness incurred by ESOP to acquire Common Stock. Dividends payable with respect to unallocated ESOP shares that have a record date that is after June 30, 2000 will be allocated to the accounts of participants, former participants and beneficiaries as investment earnings. The allocation to each account is calculated by multiplying the aggregate amount of such dividends by a fraction, the numerator of which is the balance credited to the account and the denominator of which is the aggregate balances credited to all accounts, all as of the last day of the quarter immediately preceding the quarter in which the dividends are received. Once allocated, such dividends may, at the discretion of the Committee, be paid out to the account holder within ninety (90) days after the end of the plan year in which they are received. Under the 401(k) Plan Company Stock Fund, cash dividends on common stock allocated to the accounts of participating employees and beneficiaries are added to their respective individual accounts. For both the RRP shares and the Restricted Stock Awards, dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating person and their beneficiaries under the RRP and for the Restricted Stock Awards, to the extent paid in cash, are, at the direction of the Company, distributed to the participating employees and their beneficiaries.

Item 7

Not applicable

Item 8

Not applicable

Item 9

Not applicable

Item 10

Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business, and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities, and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2007
(Date)

THE COMPENSATION COMMITTEE OF DIME COMMUNITY BANCSHARES, INC.

By:	/s/ FRED P. FEHRENBACH
Fred P. Fehrenbach - Chairman

By:	/s/ JOHN J. FLYNN
John J. Flynn

By:	/s/ JOSEPH J. PERRY
Joseph J. Perry